1020 • 800 West Pender Street
Vancouver, BC Canada V6C 2V6
Tel (604) 684 • 6365 Fax (604) 684 • 8092
1 800 667 • 2114

February 14, 2008

Jill Davis
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010	Via EDGAR

RE:	CONTINENTAL MINERALS CORPORATION
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2006
FILED JULY 16, 2007
FILE NO. 0-013978

Dear Ms. Davis:

We acknowledge receipt of your Comment Letter in respect of Form 20-F filed by Continental Minerals Corporation (the "Company") for the year ended December 31, 2006. Your comments are in italics, our responses follow. All dollar amounts stated herein are expressed in Canadian Dollars.

	Comment	Response

1

Financial Statements, General:

We note that a substantial amount of your assets are located in China and also your disclosures regarding currency restrictions. It appears you should provide audited parent-only condensed financial statements as required by Rule 5-04 of Regulation S-X. Otherwise, please explain why you do not believe this information is required.

We understand that condensed financial statements ought to be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets. We note that the net assets of our Chinese subsidiaries (after eliminating entries) do not exceed 25 percent of consolidated net assets and consequently we did not provide condensed financial statements.

For your convenience we present unaudited condensed financial statements as an appendix to this response letter.

We will provide audited condensed financial statements if necessary in future filings.

2

Consolidated Schedules of Exploration Expenses:

We note you have included a schedule of exploration expenses. It appears this is a financial statement that is presented separate and apart from the notes to your financial statements. Please clarify to us in and the audit opinion provided with your filing, if this statement has been audited.

The schedule of exploration expenses is meant to provide readers with greater detail relating to the exploration expenses incurred by the Company, and is intended to form part of the notes to the financial statements.

It has been audited. The audit opinion expressed by our auditors covers this schedule.

In future filings, for greater clarity and certainty, we will include this detailed information as a discrete note within the notes to the financial statements.

As requested in your comment letter, we acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing will resolve your comments, appreciating that some of them will be dealt with in future filings. If you require any further information, please feel free to contact either the writer at 604-684-6365.

Yours truly,
CONTINENTAL MINERALS CORPORATION

/s/ Paul Mann

Paul Mann
Director of Finance and Reporting

cc:	Lang Michener KPMG LLP

Appendix

Unaudited condensed balance sheets
As at December 31, 2006

Condensed balance sheets		As at December 31, 2006

			Eliminating
	Canada	China	entries	Total
Cash and cash equivalents	(939)	2,731	–	1,792
Accounts receivable	169	59	–	228
Amounts due from related party	643	0	–	643
Prepaid expenses	168	(0)	–	168
Mineral property interests	–	–	112,747	112,747
Equipment	8	515	–	523
Investments	111,721	–	(111,721)	–

Total assets	111,770	3,305	1,026	116,101

Accounts payable and accrued liabilities	0	3,581	–	3,581
Loan from related party	–	–	1,500	1,500
Current portion of long-term payable	579	–	–	579
Convertible promissory note	11,034	–	–	11,034
Long - term payable	1,736	–	–	1,736
Future income tax liabilities	–	–	26,948	26,948
Non-controlling interest	–	–	–	–

Total liabilities	13,349	3,581	28,448	45,378

Share capital	107,422	28,229	(28,229)	107,422
Convertible promissory note - conversion right	696	–	–	696
Contributed surplus	4,323	–	–	4,323
Deficit, begin of year	(7,906)	(7,096)	–	(15,001)
Current year expenses (income)	(6,113)	(21,410)	807	(26,716)
Total shareholders' equity	98,421	(276)	(27,422)	70,723

Total liabilities and shareholders' equity	111,770	3,305	1,026	116,101

Unaudited condensed income statements
For the year ended December 31, 2006

Condensed income statements		For the year ended December 31, 2006
			Eliminating
	Canada	China	entries	Total
Conference and travel	844	–	–	844
Exploration (schedule)	–	19,089	138	19,226
Exploration - stock-based compensation	648	13	–	660
Foreign exchange	111	153	–	263
Insurance	132	–	–	132
Interest expense	916	–	–	916
Interest income	(52)	(4)	–	(57)
Legal, accounting and audit	845	15	–	860
Office and administration	1,187	1,201	–	2,387
Office and administration - stock-based comp	1,950	–	–	1,950
Shareholder communications	354	–	–	354
Trust and filing	125	–	–	125

Non-controlling interest	(945)	945	(945)	(945)

Net loss for the year	6,113	21,410	(807)	26,716

Note 1.	Currency restrictions

The Company operates in the Peoples' Republic of China. The Chinese government imposes controls over the convertibility of the local currency, the renminbi ("RMB"), into foreign currencies and the remittance of foreign currencies outside China. Under current regulations, there is no restriction on foreign exchange conversion on the current account (including dividend payments to foreign investors) although any foreign exchange transaction on the capital account (such as capital repatriation) is subject to foreign exchange controls and requires prior approval from the State Administration of Foreign Exchange ("SAFE"). The Company's Chinese subsidiaries are allowed to pay outstanding current account obligations in foreign exchange but must present the proper documentation to a designated foreign exchange bank in order to do so. While the Chinese government is generally relaxing restrictions on foreign exchange, there is no certainty that all future local currency can be converted and repatriated.

Note 2.	Cash dividends by subsidiaries

During each of the last three fiscal years, no cash dividends have been paid to the parent company, Continental Minerals Corporation, by consolidated subsidiaries, unconsolidated subsidiaries, or by 50-percent-or-less-owned persons accounted for by the equity method.